
02035010

P.E 5.1.02

0-27298

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
MAY 1 5 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Month of May, 2002

Commission File Number 0-27298

BE Semiconductor Industries N.V.
(Translation of Registrant's Name Into English)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of Principle Executive Offices)


PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X   Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______.)

BE Semiconductor Industries N.V. (the "Company") is filing a quarterly report containing interim unaudited financial information and other information that would be required to provided by the Company if it were required to file quarterly reports on Form 10-Q with the United States Securities and Exchange Commission. A copy of such quarterly report is attached hereto as Exhibit 99.1.

Exhibits

99.1 Quarterly Report

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.



By:______________________________

Name: Richard W. Blickman
Title: President and Chief Executive Officer
Date: May 15, 2002

Exhibit 99.1

BE Semiconductor Industries N.V.
Quarterly Report for the Quarter Ended
March 31, 2002

INDEX

Part I. Financial Information

Item 1 - Unaudited Condensed Consolidated Financial Statements

BE SEMICONDUCTOR INDUSTRIES N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share and per share data)

	Three months ended March 31,		
	2001 EURO (unaudited)	2002 EURO (unaudited)	2002 USD (unaudited)
Net sales	53,984	14,452	12,598
Cost of sales	32,828	11,042	9,625
Gross profit	21,156	3,410	2,973
Selling, general and administrative expenses	8,859	6,275	5,470
Research and development expenses	3,708	3,056	2,664
Amortization of intangible assets	956	656	572
Total operating expenses	13,523	9,987	8,706
Operating income (loss)	7,633	(6,577)	(5,733)
Interest income, net	1,136	939	818
Income (loss) before taxes and equity in loss of affiliated companies	8,769	(5,638)	(4,915)
Income taxes (benefit)	3,087	(1,577)	(1,375)
Income (loss) before equity in loss of affiliated companies	5,682	(4,061)	(3,540)
Equity in loss of affiliated companies	(590)	-	-
Net income (loss)	5,092	(4,061)	(3,540)
Earnings (loss) per share – basic	0.16	(0.13)	(0.11)
Earnings (loss) per share – diluted	0.16	(0.13)	(0.11)
Weighted average number of shares used to compute earnings (loss) per share – basic	31,794,675	31,794,675	31,794,675
Weighted average number of shares used to compute earnings (loss) per share – diluted	31,810,621	31,794,675	31,794,675

BE SEMICONDUCTOR INDUSTRIES N.V.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	December 31, 2001	March 31, 2002	
	EURO (unaudited)	EURO (unaudited)	USD (unaudited)
ASSETS			
Cash and cash equivalents	141,506	128,676	112,167
Accounts receivable, net	31,078	28,618	24,946
Inventories	29,310	30,901	26,936
Other current assets	5,087	7,906	6,892
Total current assets	206,981	196,101	170,941
Property, plant and equipment	28,466	28,190	24,574
Intangible assets, net	31,730	39,847	34,734
Other non-current assets	4,709	4,665	4,067
Total assets	271,886	268,803	234,316
LIABILITIES AND SHAREHOLDERS' EQUITY			
Notes payable to banks	-	1,725	1,504
Current portion of long-term debt and capital leases	1,648	1,602	1,396
Accounts payable	5,520	6,602	5,755
Accrued liabilities	22,692	21,095	18,389
Total current liabilities	29,860	31,024	27,044
Long-term debt and capital leases	9,040	8,498	7,411
Deferred income tax liabilities	4,684	4,618	4,022
Total non-current liabilities	13,724	13,116	11,433
Total shareholders' equity	228,302	224,663	195,839
Total liabilities and shareholders' equity	271,886	268,803	234,316

BE SEMICONDUCTOR INDUSTRIES N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Three months ended March 31,		
	2001 EURO (unaudited)	2002 EURO (unaudited)	2002 USD (unaudited)
Cash flow from operating activities:			
Net income (loss)	5,092	(4,061)	(3,540)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation of property, plant and equipment	1,110	1,047	913
Amortization of intangibles	956	656	572
Deferred income taxes (benefits)	(1,195)	(99)	(87)
Loss on disposal of equipment	16	118	103
Translation of debt in foreign currency	(161)	(87)	(75)
Equity in loss of affiliated company	590	-	-
Effects of changes in assets and liabilities:			
Decrease (increase) in accounts receivable	(2,337)	3,755	3,273
Decrease (increase) in inventories	(5,156)	1,345	1,173
Decrease (increase) in other current assets	360	(1,976)	(1,723)
Increase (decrease) in accrued liabilities	1,446	(3,570)	(3,113)
Increase (decrease) in accounts payable	(2,986)	679	592
Net cash used in operating activities	(2,265)	(2,193)	(1,912)
Cash flows from investing activities:			
Capital expenditures	(956)	(628)	(547)
Proceeds from sale of equipment	-	37	32
Acquisition of subsidiaries, net of cash acquired	(108)	(10,496)	(9,149)
Increase in advances to affiliated companies	(36)	-	-
Net cash used in investing activities	(1,100)	(11,087)	(9,664)

Cash flow from financing activities:			
Payments on long-term debt..	(530)	(590)	(514)
Proceeds from advances from customers....................	954	625	545
Proceeds from bank line of credit	-	323	281
Net cash provided by financing activities................	424	358	312
Net cash flows	(2,941)	(12,922)	(11,264)
Effect of changes in exchange rates on cash balances	395	92	80
Cash at beginning of the period..................................	122,849	141,506	123,351
Cash at end of the period..	120,303	128,676	112,167

BE SEMICONDUCTOR INDUSTRIES N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Condensed consolidated financial statements

The accompanying condensed consolidated financial statements have been prepared by the Company without audit and reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods presented. The statements have been prepared in accordance with the regulations of the United States Securities and Exchange Commission, but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States. For further information, these condensed consolidated financial statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. The results of operations for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for the year ended December 31, 2002.

The accompanying condensed consolidated financial statements are, solely for the convenience of the reader, also translated into US dollars ("USD") using the Noon Buying Rate in effect on March 31, 2002 (Euro 1 = USD 0.8717). Such translations should not be construed as representations that the Euro amounts could be converted into US dollars at that or any other date.

2. Shares outstanding

As of December 31, 2001 and March 31, 2002, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of € 0.91 per share, and 55,000,000 preference shares, nominal value € 0.91 per share. At December 31, 2001 and March 31, 2002, 31,794,675 ordinary shares were outstanding. No preference shares were outstanding at December 31, 2001 and March 31, 2002.

3. Inventories

Inventories consist of:

	December 31, 2001 EURO	March 31, 2002 EURO
Precious metals	14	16
Raw materials	9,146	11,238
Work in progress	18,111	17,178
Finished goods	2,039	2,469
	29,310	30,901

4. *Intangible Assets, net*

	December 31, 2001 EURO	March 31, 2002 EURO
Non amortizable:		
Goodwill	13,025	20,029
Amortizable:		
Patents	17,953	19,074
Trademarks	752	744
	31,730	39,847

The above amounts are presented net of accumulated amortization of € 21.9 million at March 31, 2002 and € 21.2 million at December 31, 2001.

As of January 1, 2002, we adopted SFAS 142 and SFAS 144. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption, goodwill amortization ceased. No impairment charges resulted from the required impairment evaluations.

The following reflects the impact that SFAS 142 would have had on prior year net income and earnings per common share if adopted in 2001:

	Three months ended March 31,	
	2001	2002
	EURO	EURO
Reported net income (loss)	5,092	(4,061)
Cease goodwill amortization	262	-
Cease goodwill amortization affiliated companies	325	-
Adjusted net income (loss)	5,679	(4,061)
Reported earnings (loss) per share – basic and diluted	0.16	(0.13)
Cease goodwill amortization	0.01	-
Cease goodwill amortization affiliated companies	0.01	-
Adjusted earnings (loss) per share – basic and diluted	0.18	(0.13)

We assess goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess nonamortizable intangible impairment while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows.

The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a nonamortizable intangible are not expected to continue for the foreseeable future, a useful life would be assigned.

5. *Restructuring*

In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders received by the Company and were taken: (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. The Company recorded pre tax restructuring charges of € 8.3 million (€ 5.5 million after tax) in connection with this reduction in workforce in 2001.

Changes in the restructuring reserve were:

	EURO
January 1, 2002	5,487
Cash payments in the first quarter of 2002	2,059
Restructuring reserve as of March 31, 2002	3,428

The provision for the reduction in workforce includes severance and other benefits for approximately 180 fixed employees, mainly representing most major departments in the Company's Fico subsidiaries in The Netherlands and Asia.

6. *Investment in affiliated companies*

The Company sold its 30% equity interest in its Possehl-BESI Electronics N.V. joint venture ("PBE") on November 15, 2001. As a result, investment in affiliated companies as of December 31, 2001 and March 31, 2002 is nil.

The following table presents condensed financial information as to the results of operations of PBE.

	Three months ended March 31,	
	2001 EURO	2002 EURO
Net sales	51,576	-
Gross profit	8,055	-
Operating income	517	-
Net income (loss) before minority interest	(791)	-
Net income (loss)	(884)	-

In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one time charge of € 5.8 million in the results of PBE in 2001. PBE disclosed, in compliance with US GAAP, the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001. Also, as required by US GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001, are prepared on the basis of the newly adopted accounting principle.

Subsequent to the sale of the 30% interest in PBE, the Company no longer had any representation on the Board of Directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations. The Company's proportionate share in the results of PBE in the accompanying financial statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the financial statements of the Company would not affect the net income (loss) of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

Although the Company was not required to retroactively adjust its 30% share of the net loss of PBE for 2001 and the amount of the loss on the sale of its investment in PBE since the decision to change the accounting principle was made by PBE subsequent to the disposal date, the following schedule discloses the impact that the change would have otherwise had on the previously issued first quarter results of 2001 of the Company.

	Three months ended March 31, 2001
	EURO (in thousands)
The Company's 30% share in earnings (loss) of PBE as reported	(265)
The Company's 30% share of the cumulative effect of change in accounting principle	(1,226)
The Company's 30% share of the impact of newly adopted accounting principle	(145)
The Company's 30% share in earnings (loss) of PBE including effect of change in accounting principle	(1,636)

7. *Earnings per share*

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute income (loss) per share:

	Three Months Ended March 31,	
	2001	2002
Average shares outstanding – basic	31,794,675	31,794,675
Dilutive shares contingently issuable upon the exercise of share options	182,200	-
Shares assumed to have been repurchased for treasury with assumed proceeds from the exercise of share options	(166,254)	-
Average shares outstanding – fully diluted	31,810,621	31,794,675

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include share options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the three month period ended March 31, 2001, 414,986 options to purchase ordinary shares with an average exercise price of €15.00 were excluded from the calculation of dilutive earnings per share. For the three month period ended March 31, 2002, all options were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for that period.

8. *Comprehensive Income*

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement requires that companies disclose comprehensive income, which includes net income and other comprehensive income items. Other comprehensive income items include revenues, expenses, gains and losses that under US generally accepted accounting principles are excluded from net income and are reflected as a component of shareholders' equity; such as foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains and losses on marketable securities classified as available-for-sale. The components of comprehensive income (loss) for the Company for the three month periods ended March 31, 2001 and 2002 were net income (loss) and foreign currency translation adjustments. Those components are as follows:

	Three months ended March 31,		
	2001	2002	2002
in thousands	EURO	EURO	USD
Net income (loss)	5,092	(4,061)	(3,540)
Other comprehensive income:			
Foreign currency translation adjustment	3,201	422	368
Comprehensive income (loss)	8,293	(3,639)	(3,172)

9. Segment data

The following table summarizes selected financial data of the Company's operating segments. The Company's investment in PBE's leadframes business was sold on November 15, 2001. On January 4, 2002, the Company acquired Laurier Inc., a die sort equipment business.

(EURO in thousands)	Molding and Trim and Form Equipment	Plating and Singulation Equipment	Die Attach Equipment	Die Sort Equipment	Lead-Frames	Corporate/ Elimination	Total
Three months ended March 31, 2001..........							
Net sales	38,454	14,528	1,002	-	-	-	53,984
Income (loss) before taxes...........................	6,432	2,188	(467)	-	-	616	8,769
Total assets	107,407	68,267	22,357	-	39,437	95,719	333,187
Three months ended March 31, 2002..........							
Net sales	8,767	2,831	1,509	1,345	-	-	14,452
Income (loss) before taxes...........................	(4,028)	(1,978)	195	(750)	-	923	(5,638)
Total assets	98,438	52,360	19,618	13,333	-	85,054	268,803

10. Derivative instruments and hedging activities

In accordance with SFAS No. 133, which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

Using qualifying criteria defined in SFAS No. 133, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During the first quarter of 2002, the derivative instruments used by the Company all qualified as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to seek to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates", "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the filing of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Quarterly Report and in other documents we have filed with the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

Overview

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers. Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately six to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions, which we expect to continue through at least the first half of 2002.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of €300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

On January 4, 2002, we acquired Laurier, Inc. ("Laurier"), a privately held company located in Londonderry, New Hampshire, USA, for US$8.9 million in cash, subject to adjustment upon final determination of Laurier's December 31, 2001 balance sheet. Laurier manufactures die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. It employed approximately 35 people as of January 4, 2002 and had sales of approximately US$17.5 million in its fiscal year ended June 30, 2001. Laurier's results of operations will be included in our consolidated results of operations from the date of acquisition.

Evaluation of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgments are made include, but are not limited to, Revenue Recognition, Inventories and Intangible Assets. Actual results could differ materially from these estimates. For a more detailed explanation of the judgments made in these areas, refer to our Annual Report on Form 20-F for the year ended December 31, 2001.

Revenue Recognition

Our revenue recognition policy conforms the Securities and Exchange Commission Staff Accounting Bulletin No. 101. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment or earlier title transfer. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against us is to enforce our obligations relating to installation, which is considered inconsequential, and warranty. Advance payments received from customers are recorded as a liability until the products have been shipped or title has been transferred. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

Inventories

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

Intangible Assets

Periodically we evaluate whether an impairment of our identifiable intangible assets and goodwill has occurred and the continuing appropriateness of the remaining amortizable lives. Our evaluation is based upon projections of future undiscounted cash flows from the operations of the respective businesses. If the sum of the future undiscounted cash flow is less than the carrying value of our identifiable intangible assets or goodwill, the carrying amount of the identifiable intangible assets or goodwill is written down to its estimated fair value.

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and is amortized by the straight-line method. The amortization of the goodwill from our acquisition of Meco (13 years) and our acquistion of RDA (13 years), was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. As of January 1, 2002, we ceased amortizing goodwill, but continue to evaluate goodwill for impairment in accordance with SFAS No. 142. The amortization of patents is based on the weighted average remaining lives of 13 years for Meco and RDA and 16 years for Fico as determined by an independent valuation at date of acquisition.

Euro

On January 1, 1999, the euro was introduced in most European Monetary Union, ("EMU") countries. By June 30, 2002 at the latest, all participating EMU countries are expected to be operating with the euro as their single currency. As a result, by this date all companies headquartered or maintaining a subsidiary in an EMU country will be required to be euro-enabled. We converted all of our share capital into euro during 2001. We have converted all of our financial accounting and reporting currency for our Fico B.V. subsidiary and its respective subsidiaries (collectively, "Fico") and our Meco International B.V. subsidiary and its respective subsidiaries (collectively, "Meco") into euro as of December 31, 2001. We have been fully operating in euro since January 1, 2002.

Contractual Obligations and Commercial Commitments

We currently do not have any off balance sheet arrangements or transactions involving special purpose entities. In addition we are not involved in any speculative trading activities.

Our only related party transactions were with our former PBE joint venture, in which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table.

Amounts in thousands of euro	Year ended December 31, 1999	2000	January 1, to November 15, 2001
Sales	1,447	9,199	3,486
Purchases	675	1,378	270

Management believes that these transactions are conducted at arms length basis on terms and conditions equivalent to those that could be obtained from third parties.

The following table discloses our contractual obligations and commercial commitments.

	Payments Due by Period				
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long term debt	-	1,112	-	-	1,112
Capital lease obligations including imputed interest.	661	1,800	1,200	6,847	10,508
Operating lease	1,800	1,500	-	-	3,300
Unconditional purchase obligations	1,000	2,000	-	-	3,000
Total contractual obligations and commercial commitments	3,461	6,412	1,200	6,847	17,920

Unconditional purchase obligations relate to equipment and specific external technical staff.

Results of Operations

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001.

(amounts in thousands, except share and per share data)	Three Months Ended March 31,			
	2001 EURO (unaudited)	%	2002 EURO (unaudited)	%
Net sales	53,984	100.0	14,452	100.0
Cost of sales	32,828	60.8	11,042	76.4
Gross profit	21,156	39.2	3,410	23.6
Selling, general and administrative expenses	8,859	16.4	6,275	43.4
Research and development expenses	3,708	6.9	3,056	21.2
Amortization of intangible assets	956	1.8	656	4.5
Total operating expenses	13,523	25.1	9,987	69.1
Operating income (loss)	7,633	14.1	(6,577)	(45.5)
Interest income, net	1,136	2.1	939	6.5
Income (loss) before taxes and equity in loss of affiliated companies	8,769	16.2	(5,638)	(39.0)
Income taxes (benefit)	3,087	5.7	(1,577)	(10.9)
Income (loss) before equity in loss of affiliated companies	5,682	10.5	(4,061)	(28.1)
Equity in loss of affiliated companies	(590)	(1.1)	-	-
Net income (loss)	5,092	9.4	(4,061)	(28.1)
Earnings per share				
- Basic	0.16		(0.13)	
- Diluted	0.16		(0.13)	
Number of shares used in calculating earnings per share:				
- Basic	31,794,675		31,794,675	
- Diluted	31,810,621		31,794,675	

Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001.

Net sales

Our net sales consist of sales of automated molding systems, automated trim and form integration systems, singulation systems, automated plating systems, flip chip die attach systems and automated die sort systems.

Our net sales decreased by 73.1% from €54.0 million in the first quarter of 2001 to €14.5 million in the first quarter of 2002. The decrease in net sales in the first quarter of 2002 as compared to the first quarter of 2001, was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments.

Our net sales per product line for the quarters were as follows:

(euro in millions)	2001	2002	% change
Automated molding systems	24.3	7.2	(70.4)
Automated trim and form integration systems	14.2	1.6	(88.7)
Singulation systems	1.8	0.0	-
Automated plating systems	12.7	2.8	(78.0)
Flip chip die attach systems	1.0	1.5	50.0
Automated die sort systems	-	1.4	-
Total net sales	**54.0**	**14.5**	**(73.1)**

Backlog

Backlog increased by 4.7% from €36.5 million at December 31, 2001 to €38.2 million at March 31, 2002, primarily due to increased bookings for trim and form and plating systems. New orders for the first quarter of 2002 amounted to €16.1 million, including €1.8 million of acquired die sort systems' backlog, as compared to €7.9 million in the fourth quarter of 2001. The book-to-bill ratio was 1.11 for the first quarter of 2002, as compared to a book-to-bill ratio of 0.40 for the first quarter of 2001 and 0.42 for the fourth quarter of 2001.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Gross profit

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage. Changes in cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit decreased by 84.0% from €21.2 million in the first quarter of 2001 to €3.4 million in the first quarter of 2002. As a percentage of net sales, gross profit decreased from 39.2% in the first quarter of 2001 to 23.6% in the first quarter of 2002 as the decrease in net sales in the first quarter of 2002 was only partially offset by reduced production and overhead cost.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Selling, general and administrative expenses decreased by 29.2% from €8.9 million in the first quarter of 2001 to €6.3 million in the first quarter of 2002 due to decreased expenses related to the substantial decrease in net sales and as a result of our restructuring efforts. As a percentage of net sales, selling, general and administrative expenses increased from 16.4% in the first quarter of 2001 to 43.4% in the first quarter of 2002 primarily due to the significant decrease in net sales.

Research and development expenses

Research and development spending relating to packaging and flip chip die attach equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Research and development expenses decreased by 16.2% from €3.7 million in the first quarter of 2001 to €3.1 million in the first quarter of 2002. As a percentage of net sales, research and development expenses were 6.9% and 21.2% in the 2001 and 2002 periods, respectively. Research and development spending in the first quarter of 2002 was mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. The increase in research and development spending as a percentage of net sales in the first quarter of 2002 reflects our continued investment in research and development despite the current market downturn.

Restructuring Charges

On June 15, 2001, we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the current semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of €3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in the third and fourth quarter of 2001, which will result in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of €4.7 million.

Changes in the restructuring reserve were as follows:

(in thousands)	EURO
January 1, 2002	5,487
Cash payments in the first quarter of 2002	(2,059)
Restructuring reserve as of March 31, 2002...............	3,428

The provisions in 2001 for the reduction in workforce includes severance and other benefits for approximately 180 fixed employees, representing primarily most major departments at our Fico subsidiaries in The Netherlands and Asia. Total remaining cash outlays for restructuring activities are expected to be €3.4 million, which primarily will be expended during the first half of 2002.

Operating income (loss)
Operating income (loss) decreased from income of €7.6 million in the first quarter of 2001 to loss of €6.6 million in the first quarter of 2002. The substantial decrease in operating income in the first quarter of 2002 as compared to the first quarter of 2001 was due to a substantial decrease in net sales and gross margins, partially offset by decreased operating expenses.

Interest income, net
Interest income decreased from €1.1 million in the first quarter of 2001 to €0.9 million in the first quarter of 2002, due to lower interest rates.

Income taxes (benefit)
Income tax expense was €3.1 million in the first quarter of 2001 as compared to income tax benefit of €1.6 million in the first quarter of 2002. The effective tax rate decreased from 35.2% in the first quarter of 2001 to 28.0% in the first quarter of 2002, due to losses in certain foreign subsidiaries, in which we were not able to recognize a tax benefit. Management expects that the losses in these subsidiaries will not be able to be used to offset taxable income in the foreseeable future.

Equity in loss of affiliated companies
Equity in loss of affiliated companies amounted to loss of €0.6 million for the first quarter of 2001. On November 15, 2001 we sold our 30% equity interest in PBE to Possehl.

Net income (loss)
Net income (loss) decreased by € 9.2 million from net income of €5.1 million in the first quarter of 2001 to net loss of € 4.1 in the first quarter of 2002. The decrease in net income (loss) in the 2002 period was due principally to significantly lower net sales and gross margins, partially offset by decreased operating expenses.

Liquidity and Capital Resources

We had €141.5 million and €128.7 million in cash at December 31, 2001 and March 31, 2002, respectively.

We finance our Fico and Meco subsidiaries on a stand-alone basis. As such, Fico and Meco utilize funds generated from their results of operations and available bank lines of credit to finance their working capital and capital expenditure requirements. Fico and Meco maintain lines of credit with various local commercial banks. The credit lines of Fico and Meco are generally unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our RDA and Laurier subsidiaries are financed through intercompany loans.

The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Laurier generally receive partial payments for automated molding systems, automated trim and form integration systems and die sort systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco and RDA generally receive a higher initial payment upon receipt of orders than Fico and Laurier.

Net cash used in operating activities were €2.3 million and €2.2 million in the first quarter of 2001 and 2002, respectively. The primary use of cash from operations in the first quarter of 2002 were a net loss of €4.1 million that included non-cash charges of €1.7 million for depreciation and amortization and decreased working capital requirements of €0.2 million. At March 31, 2002, our cash totaled €128.7 million and our total debt and capital lease obligations totaled €11.8 million which included a subordinated loan of €1.3 million outstanding from De Nationale Investeringsbank N.V., 90% of which is guaranteed by the government of The Netherlands. At March 31, 2001, shareholders' equity stood at €224.7 million.

Our capital expenditures decreased from €1.0 million in the first quarter of 2001 to €0.6 million in the first quarter of 2002. The expenditures in the first quarter of 2002 were incurred primarily for the purchase of machinery and computer equipment. We expect capital spending in 2002 to increase to approximately €16 million. The planned capital expenditures are primarily related to the construction of a new 80,000 square foot facility in Duiven, The Netherlands for molding systems and tooling manufacturing and expenditures associated with the intended establishment of a first manufacturing facility in mainland China for the production of tools.

At March 31, 2002, we had available lines of credit amounting to €27.1 million, under which €1.7 borrowings were outstanding. At March 31, 2002, €0.1 million was reserved for guarantees and €0.5 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus increments ranging from 1.0% to 1.5%.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Boards ("FASB") issued SFAS No. 141, "Business combinations", and SFAS No. 142, "Goodwill and other intangible assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of statement No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of".

We adopted the provisions of Statement No. 141 as at July 1, 2001 and Statement No. 142 as at January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate SFAS No. 142 requirements. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized prior to January 1, 2002.

Statement No. 141 requires that we evaluate our existing intangible assets and goodwill that were acquired in a prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in Statement No. 141 for recognition apart from goodwill. Effective January 1, 2002, we no longer amortize goodwill, but evaluate it for impairment annually. We have completed the initial impairment review required by SFAS 142 and have determined that our intangible assets were not impaired. In addition, we reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an identifiable asset has identified an indefinite useful life, we tested the intangible asset for impairment in accordance with the provisions of Statement No. 142.

In connection with the transitional goodwill impairment evaluation, Statement No. 142 requires us to perform an assessment of whether there is an indication that goodwill, and equity-method goodwill, is impaired as of January 1, 2002. To accomplish this, we identified our reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We determined the fair value of each reporting unit and compared it to the reporting unit's carrying amount. As the reporting unit's carrying amount did not exceed its fair value, no indication existed that the reporting unit's goodwill was impaired. As a result, we were not required to perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement No. 141, to its carrying amount, both of which would be measured as of the date of adoption. Effective January 1, 2002, we no longer amortize goodwill but evaluate it for impairment annually. We have completed the initial impairment review required by SFAS 142 and have determined that our intangible assets were not impaired.

As of March 31, 2002, we have unamortized goodwill in the amount of €20.0 million, unamortized indentifiable intangible assets in the amount of €19.8 million, and no unamortized negative goodwill, all of which is subject to the transition provisions of Statements No. 141 and No. 142. Amortization expenses related to goodwill was €40.3 million for the first quarter of 2001. In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We are currently assessing SFAS No. 143 and the impact that adoption, in 2003, will have on our consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets to be disposed of", and Accounting Principles Board Opinion No. 30 "Reporting the results of operations – reporting the effects of a disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for 2002 and adoption will not have a material impact on our consolidated financial statements.

Certain Factors that May Affect Future Results

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this Quarterly Report or presented elsewhere by management from time to time.

Our net sales and results of operations depend in significant part on anticipated demand for semiconductors, which is highly cyclical and this market has recently experienced a significant and sustained downturn.

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995. In 1996, however, the market began to experience a significant downturn due to production overcapacity and severely falling prices that resulted in an 8.6% decrease in worldwide sales. Worldwide semiconductor sales in 2001 decreased by more than 30% from 2000. These conditions had a direct result on our net sales, results of operations and backlog. Our backlog decreased by 74% during 2001 compared to December 31, 2000 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period. Due to the low levels of bookings in the second half of 2001 and the first quarter of 2002, we would expect that our 2002 net sales would decline substantially, and that our 2002 net income would decline substantially compared with 2001 on a comparable basis. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

Our quarterly net sales and operating results fluctuate significantly.

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

- the volatility of the semiconductor industry;
- the length of sales cycles and lead-times associated with our product offerings;
- the timing, size and nature of our transactions;
- market acceptance of new products or product enhancements by us or our competitors;
- the timing of new personnel hires and the rate at which new personnel become productive;
- changes in pricing policies by our competitors;
- changes in our operating expenses;
- our ability to adjust production capacity on a timely basis to meet customer demand; and
- fluctuations in foreign currency exchange rates.

Our backlog at any particular date may not be indicative of our future operating results.
Our backlog amounted to €38.2 million at March 31, 2002. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. Our backlog decreased significantly in 2001 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period, and we expect this trend to continue for at least the first half of this year. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Because of the lengthy and unpredictable sales cycle associated with our transactions, we may not succeed in closing transactions on a timely basis, if at all, which would adversely affect our net sales and operating results.
Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds €300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

- customers' capital spending plans and budgetary constraints;
- the timing of customers' budget cycles; and
- customers' internal approval processes.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A limited number of customers have accounted for a significant percentage of our net sales, and our future net sales could decline if we cannot keep or replace these customer relationships.
Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2001, our three largest customers accounted for approximately 38% of our net sales, with the largest customer accounting for approximately 17% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

We may fail to compete effectively in our market.
We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically

developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited. We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the U.S. dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

- price, product quality and system performance;
- ease of use and reliability of our products;
- manufacturing lead times, including the lead times of our subcontractors;
- cost of ownership;
- success in developing or otherwise introducing new products; and
- market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

We must introduce new products in a timely fashion and are dependent upon the market acceptance of these products.
Our industry is subject to rapid technological change and new product introductions and enhancements. Our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

We are largely dependent upon our international operations.
We have facilities and personnel in The Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan and the United States and our products are marketed, sold and serviced worldwide. Our

operations are subject to risks inherent in international business activities, including, in particular:

- general economic conditions in each country;
- the overlap of different tax structures and management of an organization spread over various countries;
- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in some countries; and
- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

We are dependent on net sales from customers in various Pacific Rim countries who have experienced economic difficulties.

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

Our results of operations have in the past and could in the future be affected by currency exchange rate fluctuations.

The percentage of our consolidated net sales that is denominated in euro is approximately 61% whereas net sales represented by U.S. dollars or dollar-linked currencies is approximately 39%. Approximately 74% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in U.S. dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in Netherlands guilders prior to 2002 and euro thereafter. Accordingly, the value of distributions to shareholders electing to convert Netherlands guilders or euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the Netherlands guilder or the euro against such other currency.

If we fail to continue to attract and retain qualified personnel, our business may be harmed.
Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights, which could make us less competitive and cause us to lose market share.
Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or that third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

We are subject to environmental rules and regulations in a variety of jurisdictions.
We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

We recently acquired Laurier and as part of our future growth strategy we may make additional acquisitions or investments in companies or technologies any of which could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

If we do not successfully integrate the business and technology of Laurier, our business may be harmed. We expect to incur costs and commit significant management time integrating Laurier operations, technology, development programs, products, clients and personnel. These costs may be substantial and may include costs for:

- incurring potential existing liabilities of Laurier; and
- integration of technology and products.

If we do not realize the expected benefits of the purchase of Laurier, our financial results, including earnings per share, could be adversely affected. Achieving the benefits of the acquisition will depend in part on the successful integration of operations, technology, development programs, products, clients and personnel in a timely and efficient manner. Integration efforts may be difficult and unpredictable because of possible cultural conflicts and different opinions on technical decisions, strategic plans, personnel and other decisions. We do not know whether we will be successful in these integration efforts and cannot assure you that it will realize the expected benefits of the acquisition.

In addition, it is possible, as part of our future growth strategy, that we will from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for such items as amortization of goodwill or in-process research and development expenses.

We are subject to provisions of Netherlands law which may restrict the ability of our shareholders to make some decisions.

We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the Supervisory Board of a corporation has the power to appoint its own members, to appoint and dismiss members of the board of management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuiteit BESI, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries. We have granted the foundation a call option pursuant to which it may purchase up to 55,500,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.

Item 3 - Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside The Netherlands for the first quarter of 2002 constitute approximately 31% of our net sales. As currency exchange rates change, translation of the Statements of Operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income by less than €1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 61% of total net sales in the quarter ended March 31, 2002, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 39%. Approximately 74% of our costs and expenses were denominated in euro and the remaining 26% in various currencies, principally the dollar and dollar linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

Interest Rate Risk

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

Part II. Other Information

Item 1 - Legal Proceedings
None

Item 2 - Changes in Securities and Use of Proceeds
None

Item 3 - Defaults on Senior Securities
None

Item 4 - Submission of Matters to a Vote of Security Holders
None

Item 5 - Other Information
None